Exhibit 99.55

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2025

(Unaudited)

(Expressed in thousands of United States Dollars)

GUNNISON COPPER CORP. (Formerly Excelsior Mining Corp.)

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION

(Expressed in thousands of United States dollars)

	Note	September 30, 2025	December 31, 2024
ASSETS
Current Assets
Cash and cash equivalents		$22,757	$8,249
Marketable securities		119	91
Trade and other receivables		1,855	117
Due from Nuton	8	-	4,747
Prepaid expenses		722	377
Inventory	3	7,240	2,108
		32,693	15,689

Property, plant and equipment	4	224,209	111,910
Restricted cash	5	10,637	10,333
Total Assets		$267,539	$137,932

LIABILITIES AND EQUITY

Current liabilities
Accounts payable and accrued liabilities	6	$10,431	$3,735
Accounts payable and accrued liabilities - Nuton	7	9,807	11,595
Amounts due to related parties	16	158	145
Nuton stage 2 payable	8	-	14,975
Nuton deferred income and revenue	8	61,948	1,661
Insurance liabilities		76	138
Derivative liabilities	9, 13	11,701	2,609
Debentures	12	6,178	600
Debt	11	13,612	3,090
		113,911	38,548

Accounts payable and accrued liabilities	6	28	124
Debentures	12	-	4,708
Debt	11	-	11,357
Nuton stage 2 payable	8	33,092	23,448
Nuton deferred income and revenue	8	88,976	9,959
Derivative liabilities	9	75,212	56,774
Asset retirement obligation	10	16,676	14,916
Total liabilities		327,895	159,834

Equity
Capital Stock	13	120,286	112,828
Other equity reserves	13	15,402	14,532
Deficit		(195,215)	(148,433)
Accumulated other comprehensive loss		(829)	$(829)
Total Equity		(60,356)	(21,902)

Total Liabilities and equity		$267,539	$137,932

See note 1 - Nature of Operations and Going Concern

Approved on November 13, 2025 on behalf of the Board of Directors:

/signed/	/signed/
Jason Howe	Fred DuVal
Chair of the Audit Committee	Director

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

2

GUNNISON COPPER CORP. (Formerly Excelsior Mining Corp.)

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

(Expressed in thousands of United States dollars, except for shares and per share amounts)

		Three months ended September 30,		Nine months ended September 30,
	Note	2025	2024	2025	2024
Revenue
Revenue	14	$(2,862)	$(122)	$(3,545)	$(1,273)
Cost of sales	15	8,448	-	9,498	2,780
Loss (gain) from mine operations		$5,586	$(122)	5,953	1,507

Operating Expenses
Gunnison holding and maintenance cost		-	$215	$-	$215
Evaluation and permitting		1,175	165	2,157	284
Office and administration		96	84	242	372
Professional fees		221	252	493	516
Directors and officers fees		180	149	573	965
Investor relations		495	60	715	154
Share-based compensation	13	751	75	860	245
Regulatory fees		18	6	56	27
Depreciation		26	28	122	94
Total Operating Expenses		2,962	$1,034	5,218	2,872

Other Items
Loss on derivative at fair value	9	7,135	13,171	24,532	33,996
Financing expense	17	1,135	1,116	3,305	3,288
Interest income		(112)	(53)	(688)	(142)
(Gain) loss on foreign exchange		659	(2)	1,072	(3)
Fair value loss on Nuton Stage 2 payable	8	4,743	-	9,899	-
Gain on extinguishment of debt	11	-	-	(1,126)	-
Other (income) loss		791	(196)	(1,383)	(309)
Total Other Items		14,351	$14,036	35,611	36,830

Loss and comprehensive loss for the period		$22,899	$14,948	$46,782	$41,209

Loss per common share:
Basic and Diluted		$0.06	$0.05	$0.13	$0.13
Weighted average number of common shares outstanding:
Basic and Diluted	13	361,460,874	315,415,858	361,460,874	315,415,858

The accompanying notes are an integral part of these condensed consolidated interim financial statements

3

GUNNISON COPPER CORP. (Formerly Excelsior Mining Corp.)

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

(Expressed in thousands of United States dollars, except for shares and per share amounts)

		Nine months ended September 30,
	Note	2025	2024
CASH FLOWS RELATED TO OPERATING ACTIVITIES

Loss for the year		$(46,782)	$(41,209)
Items not affecting cash:
Loss on derivative at fair value	9,13	24,532	33,996
Depreciation		177	125
Accretion of asset retirement obligation		610	508
Share-based compensation	13	870	252
Financing expense	11,12	1,026	939
Capitalized leases		-	(25)
Gain on marketable securities		(28)	(37)
Loss on disposal		-	1
Loss (Gain) on foreign exchange		-	(3)
Deferred income		(1,554)	-
Deferred revenue		(1,091)
Gain on extinguishment of debt		(1,126)	-
Fair value movement on Nuton Stage 2 payable		9,899	-
Fair Value movement on Conversion Option		341	-

Non-cash working capital item changes:
Receivables		(1,738)	26
Prepaid expenses		(345)	205
Inventory		(5,132)	(43)
Accounts payable and accrued liabilities		6,600	442
Amounts due to related parties		13	(14)
Insurance liabilities		(62)	(103)
Net cash used by operating activities		(13,790)	(4,940)

CASH FLOWS RELATED TO INVESTING ACTIVITIES
Purchase of property, plant and equipment		(565)	-
Restricted cash		(304)	-
Nuton stage 1 funds received		-	1,030
Nuton stage 1 project expenditure		-	(1,487)
Nuton stage 2 project expenditure	8	(104,366)	(6,909)
Net cash provided (used) by investing activities		(105,235)	(7,366)

CASH FLOWS RELATED TO FINANCING ACTIVITIES
Proceeds from share issuance		9,942	-
Share issuance costs	13	(587)	-
Nuton stage 2 funds received	8	120,283	19,195
Nuton Gunnison Sulfide Viability stage 1 funds received		3,000	-
Nebari principal payments		(206)	(824)
Net cash (used) provided by financing activities		132,432	18,371

Net change in cash and cash equivalents		13,407	6,065

Effect of foreign exchange on cash and cash equivalents		1,101	3

Cash and cash equivalents, beginning of year		8,249	6,113

Cash and cash equivalents, end of period		$22,757	$12,181

Supplemental cash flow disclosures:
Interest paid		$1,657	$1,824

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

4

GUNNISON COPPER CORP. (Formerly Excelsior Mining Corp.)

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2025 AND 2024

(Expressed in thousands of United States dollars, except for shares and per share amounts)

	Capital Stock
	Number of Common shares	Amount	Other Equity Reserves	Deficit	Accumulated Other Comprehensive Loss	Total
Balance, December 31, 2023	315,415,858	$112,828	$14,205	$(156,927)	$(829)	(30,723)
Share-based compensation	-	-	252	-	-	252
Loss for the period	-	-	-	(41,209)	-	(41,209)
Balance, September 30, 2024	315,415,858	$112,828	$14,457	$(198,136)	$(829)	$(71,680)

Balance, December 31, 2024	315,415,858	$112,828	$14,532	$(148,433)	$(829)	(21,902)
Share issuance (note 13)	46,045,016	8,258	-	-	-	8,258
Share issuance costs (note 13)	-	(800)	-	-	-	(800)
Share-based compensation	-	-	870	-	-	870
Loss for the period	-	-	-	(46,782)	-	(46,782)
Balance, September 30, 2025	361,460,874	$120,286	$15,402	$(195,215)	$(829)	$(60,356)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

5

GUNNISON COPPER CORP. (Formerly Excelsior Mining Corp.)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2025

(Expressed in thousands of United States dollars)

1.	NATURE OF OPERATIONS AND GOING CONCERN

Gunnison Copper Corp. (formerly Excelsior Mining Corp.) (“Gunnison” or the “Company”) was incorporated under the laws of the Province of British Columbia, Canada on June 9, 2005 and trades on the Toronto Stock Exchange under the symbol “GCU”. The address of the Company’s registered office is Suite 2400, 1055 West Georgia Street, Vancouver, BC, Canada V6E 3P3.

The principal business of Gunnison is the acquisition, exploration and development of copper mineral properties and the construction and operation of copper mines in Arizona, USA. The Company is focused on the development of the Gunnison Copper Project which is designed to be a large-scale open pit operation producing finished copper cathodes. In addition, Gunnison is also undertaking leachpad construction to allow for the expansion and restart of the Johnson Camp Mine (“JCM”) in partnership with Nuton LLC (“Nuton”), a Rio Tinto Venture, to demonstrate the use of its sulfide copper heap leaching technology (“Nuton Technologies”). Cash flow generated from the Johnson Camp Mine, after payback of construction and start-up costs, will be used to support the development of the Gunnison project.

Going concern

These consolidated interim financial statements have been prepared on a going-concern basis, which assumes that the Company will be able to realize its assets and liabilities in the normal course of business as they come due in the foreseeable future.

During the nine month period ended September 30, 2025, the Company incurred a net loss of $46,782 that included a non-cash loss on the Triple Flag stream derivative of $24,532. At September 30, 2025, the Company had negative working capital (current assets less current liabilities) of ($81,218) including a cash and cash equivalents balance of $22,757. The working capital includes $71,755 in current liabilities that are funded by Nuton or are deferred revenues that will be settled by the Company by providing mining and processing services to Nuton. The net amount funded by Nuton is only repayable from the sale of copper produced at the Johnson Camp Mine. In addition, working capital includes $7,051 in current liabilities that represents the value of JCM copper deliverable to Triple Flag under the stream agreement. If no copper was produced at the Johnson Camp Mine, the amount deliverable to Triple Flag would also not be payable by the Company. As a result, neither the Nuton nor Triple Flag related working capital amounts can impact the Company’s immediate ability to continue as a going concern. Finally, the Nebari debt of $13,612 and the convertible debentures of $6,178, mature June 30, 2026 and September 30, 2026 respectively (refer to Note 11). Subsequent to the balance sheet date $1,000 in Nebari debt was converted into common shares, reducing the outstanding amount to $12,612 and the Company raised an additional $9,482 (CAD$13,262) via a non-brokered private placement (Note 21).

Pursuant to the Stream Agreement, the Company is required to maintain a leverage ratio of 3.5:1.0. The leverage ratio is calculated as the ratio of indebtedness of the Company to net income (adjusted for certain items). On November 30, 2023, the Company and Triple Flag executed an amendment to the Stream Agreement which suspends the applicability of the leverage until September 30, 2026 (the “Leverage Ratio Grace Period”) to accommodate the extension of the Nebari loan due date.

Nuton and Gunnison will work within the parameters of the Tax Partnership Agreement to potentially allow for a portion of realized cash proceeds from the sale of 48C tax credits to be distributed to Gunnison to retire a significant portion, or all of, the Nebari debt. The receipt of the 48C tax credit is subject to Certification as outlined in IRS Notice 2023-44. There is no certainty that the conditions to the receipt of the 48C tax credit will be satisfied.

While the Company’s current cash flow projections indicate the Company has sufficient cash to fully retire the Nebari debt prior to its maturity date in June 2026, the Company does not currently have sufficient cash to settle the outstanding debentures in cash and fund ongoing operations without the continued support from Nuton or additional equity financing. These conditions represent a material uncertainty that may cast significant doubt about the Company’s ability to continue as a going concern.

6

GUNNISON COPPER CORP. (Formerly Excelsior Mining Corp.)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2025

(Expressed in thousands of United States dollars)

The Company has been successful in obtaining significant equity and other financings since inception and intends to continue financing its future requirements through future mining of the existing JCM pits, equity financing, and the funding provided by Nuton. However, there can be no assurance that the Company will be able to obtain the necessary financing. The Condensed Consolidated Interim Financial Statements do not give effect to adjustments that would be necessary should the Company be unable to continue as a going concern. These adjustments could be material.

2.	BASIS OF PRESENTATION AND SUMMARY OF MATERIAL ACCOUNTING POLICIES

a.	Statement of compliance

The Company prepares the annual consolidated financial statements in accordance with International Financial Reporting Accounting Standards as issued by the International Accounting Standards Board (“IFRS Accounting Standards”). These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting.

These condensed consolidated interim financial statements do not include all the information and note disclosures required by IFRS Accounting Standards for annual financial statements and should be read in conjunction with the annual consolidated financial statements for the year ended December 31, 2024.

The accounting policies applied in the preparation of these condensed interim consolidated financial statements are consistent with those applied and disclosed in the Company’s audited consolidated financial statements for the year ended December 31, 2024 except for:

Inventory

Inventories are recorded at the lower of cost and net realizable value (NRV). The average COMEX price for Grade A copper cathode for the reporting month is used to determine the NRV of copper cathode in inventory. The copper cathode held as finished goods at month end is shipped and sold the following month.

Stockpiled ore represents unprocessed ore that has been mined and is available for future processing. Stockpiled ore is measured by estimating the number of tons through physical surveys and contained copper through grade reconciliation via the ore control process.

Heap leach ore inventory represents estimated copper contained in ore that has been placed on the heap leach pad for acid irrigation. When ore is placed on the heap leach pad, an estimate of recoverable pounds is made based on tonnage, grade and estimated recoveries of the ore that was placed on the heap leach pad. The estimated recoverable pounds on the heap leach pad are used to determine inventory cost. The estimated recoverable pounds carried on the heap leach pad are adjusted based on actual recoveries being experienced. Actual and estimated recoveries are measured to the extent possible, using various indicators including but not limited to, leach curve recoveries, assay tests and current trends in the level of pounds carried on the pad.

In-process copper inventory represents copper in solution that is contained within the processing ponds and plant at period end and is currently being converted to copper cathode, the final saleable product. The amount of copper in solution is determined by assay values.

Finished goods inventory is copper cathode that has not yet been sold to the offtaker. Materials and supplies inventories are valued at the lower of weighted average cost and net realizable value, less any allowances for obsolescence. Replacement costs of materials and spare parts are generally used as the best estimate of net realizable value.

7

GUNNISON COPPER CORP. (Formerly Excelsior Mining Corp.)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2025

(Expressed in thousands of United States dollars)

Revenue

The Company’s revenue mainly consists of the sales of copper cathode. The Company follows IFRS 15 - Revenue from Contracts with Customers (“IFRS 15”) to recognize revenue. IFRS 15 establishes a single five-step model framework for determining the nature, amount, timing and uncertainty of revenue and cash flows arising from a contract with a customer. IFRS 15 requires entities to recognize revenue when ‘control’ of goods or services transfers to the customer.

Copper cathode revenue is recognized when control is transferred to the customer. The transfer of control occurs when the copper cathode has been assayed, readied for shipment and the title and risk have passed from the seller to the buyer, upon the delivery of copper cathode to an agreed upon delivery point.

Deferred revenue is recognized as the performance obligation is satisfied under the Nuton Stage 2 Operating Agreement. The performance obligation represents the Company’s obligation to provide mining and processing services. The deferred mine processing service revenue is recognized based on units of production over the expected life of the Nuton Stage 2 Project.

All dollar figures are expressed in United States dollars unless otherwise indicated. Canadian dollars are expressed as “CAD$”.

b.	Estimation uncertainty and judgments in applying the Company’s accounting policies

The preparation of the condensed consolidated financial statements in conformity with IFRS Accounting Standards requires management to make estimates, judgments and assumptions that affect the reported amounts of assets, liabilities, shareholders’ equity, and the disclosure of contingent assets and liabilities, as at the date of the financial statements, and expenses for the periods reported. A summary of the Company’s critical estimates and judgments is provided in Note 2, Basis of Presentation and Summary of Material Accounting Policies, of the audited consolidated financial statements for the year ended December 31, 2024 and 2023 except for:

Inventory

Management applies significant judgment in developing the cost and NRV of stockpiled ore, copper in solution and heap leach inventory, including assumptions related to estimated recoverable pounds of copper within stockpiled ore and copper in solution inventory, the estimated forecasted copper price per pound, estimated costs of completion and selling expenses.

Revenue

The determination that mining and processing services in relation to the Nuton Stage 2 project are a significant component of the Company’s operation was based on management’s judgement. As a result, management has included this in revenues.

8

GUNNISON COPPER CORP. (Formerly Excelsior Mining Corp.)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2025

(Expressed in thousands of United States dollars)

3.	INVENTORY

The summary for inventory as at September 30, 2025, and December 31, 2024 are summarized below.

During the period ended September 30, 2025, the Company recognized a non-cash write-down of inventory to net realizable value of $4,377 for stockpiled ore, copper in solution and finished goods. This write-down is due to higher costs of initial mining and conversion. The write-down is reflected as an increase in cost of goods sold and a reduction in the carrying value of inventory on the balance sheet. The total write-down amount was $5,148, three months ended September 30, 2025 – $4,876.

	September 30, 2025	December 31, 2024
Materials & Supplies	$2,863	$1,530
Copper in solution	2,892	105
Finished goods	419	473
Stockpile ore	1,066	-
	$7,240	$2,108

4.	PROPERTY, PLANT AND EQUIPMENT

	Land & Mineral Properties	Plant	Vehicles & Mobile Equipment	Office Equipment & Capitalized Leases	Gunnison Construction in Progress	Johnson Camp Mine Construction in Progress	Total
Cost
At January 1, 2024	14,003	12,242	584	993	44,933	34,536	107,291
Transfers	-	-	-	-	(848)	848	-
Additions	-	-	-	25	-	38,329	38,354
Mining	-	-	-	358	-	-	358
Change in Asset Retirement Obligation Estimate	6,288	-	-	-	-	-	6,288
Land Options	1,000	-	-	-	-	-	1,000
Impairment	(11,316)	-	-	-	(27,641)	-	(38,957)
Disposals	-	-	-	(10)	-	-	(10)
At December 31, 2024	9,975	12,242	584	1,366	16,444	73,713	114,324

Accumulated Depreciation
At January 1, 2024	(824)	(114)	(563)	(711)	-	(177)	(2,389)
Depreciation	-	-	(21)	(113)	-	(29)	(163)
Impairment	129						129
Disposals	-	-	-	9	-	-	9
At December 31, 2024	(695)	(114)	(584)	(815)	-	(206)	(2,414)
Net carrying amount	9,280	12,128	-	551	16,444	73,507	111,910

Cost
At January 1, 2025	9,975	12,242	584	1,366	16,444	73,713	114,324
Additions	-	45	506	14	-	110,761	111,326
Change in Asset Retirement Obligation Estimate	1,150	-	-	-	-	-	1,150
At September 30, 2025	11,125	12,287	1,090	1,380	16,444	184,474	226,800

Accumulated Depreciation
At January 1, 2025	(695)	(114)	(584)	(815)	-	(206)	(2,414)
Depreciation	-	-	(40)	(137)	-	-	(177)
Disposals	-	-	-	-	-	-	-
At September 30, 2025	(695)	(114)	(624)	(952)	-	(206)	(2,591)
Net carrying amount	10,430	12,173	466	428	16,444	184,268	224,209

9

GUNNISON COPPER CORP. (Formerly Excelsior Mining Corp.)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2025

(Expressed in thousands of United States dollars)

5.	RESTRICTED CASH

As of September 30, 2025, the Company has restricted cash deposits of $10,637 (December 31, 2024 - $10,333) as collateral to secure the issuance of reclamation bonds.

6.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	September 30, 2025	December 31, 2024
Accounts payable and accrued liabilities	$8,139	$3,616
Due to Nuton	2,154	-
Lease Liabilities	138	119
	$10,431	$3,735
Disclosed as non-current
Accounts payable and accrued liabilities	$28	$124
	$28	$124

Accounts payable and accrued liabilities include the Company’s current and non-current obligations to suppliers of goods or services acquired on trade credit for goods received or services provided that have been invoiced but not yet paid, not relating to the JCM Mine and Nuton Stage 2 work program. Due to Nuton of $2,154 is for cash and interest earned on collateral paid by Nuton for Gunnison Copper Project environmental bonding.

7.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES – NUTON

Accounts payable and accrued liabilities include the Company’s current and non-current obligations to suppliers of goods or services acquired on trade credit for goods received or services provided that have been invoiced but not yet paid, which relate to the JCM Mine operations and Nuton Stage 2 work program.

	September 30, 2025	December 31, 2024
Accounts payable - Project	$3,197	$2,912
Accrued liabilities - Project	6,610	8,683
	$9,807	$11,595

8.	NUTON PROJECT

Johnson Camp Mine – Stage 2

Infrastructure Payment

On May 15, 2024, Nuton elected to proceed to Stage 2 of the existing option agreement. Nuton made a non-refundable $5,000 payment to the Company for the non-exclusive access to existing infrastructure at the Johnson Camp mine for the Stage 2 work program. Nuton is also responsible for funding all of Gunnison’s costs associated with Stage 2. The full Stage 2 work program is anticipated to take up to 73 months, and, if successful, will demonstrate key elements of the Nuton technologies at industrial scale. Stage 2 includes construction of the leachpad and related infrastructure, mining and heap leach processing, refurbishment of the SX/EW plant, and production of finished copper cathode. Nuton, in its sole and absolute discretion may elect to terminate the Option Agreement by providing appropriate notice to the Company in accordance with the terms of the Option Agreement.

10

GUNNISON COPPER CORP. (Formerly Excelsior Mining Corp.)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2025

(Expressed in thousands of United States dollars)

The Company has accounted for the $5,000 as deferred income and will amortize the amount over the 73 months anticipated for the Stage 2 program on a straight-line basis. During the period, the Company recognized income of $205, relating to the amortization of the $5,000 infrastructure access payment received.

Nuton Stage 2 - Deferred Income (Infrastructure Payment)	September 30, 2025	December 31, 2024
Balance, beginning of period	$4,486	$-
Nuton access rights	-	5,000
Deferred income	(616)	(514)
Balance, end of period	$3,870	$4,486

Current	617	822
Non current	3,253	3,664

Stage 2 Funding

The Company also receives from Nuton quarterly pre-payments based on the approved work program budget for Stage 2. Each time Stage 2 proceeds are received as advances or additional attributable costs are incurred by Nuton directly (Nuton managed costs), a Stage 2 project payable is recognized at fair value, with a residual amount allocable to deferred mine processing service revenue (representing the estimated selling price, including margin for mine processing services relating to the demonstration of Nuton’s technology). The borrowing is subsequently accounted for at fair value through profit and loss. The deferred mine processing service revenue is amortized over the expected payback schedule, based on units of production. Stage 2 construction costs are capitalized to construction in progress and subsequently transferred to the relevant property, plant and equipment category once assets are ready for their intended use. Prior to the amendment effective September 30, 2025 discussed below, Nuton received 100% of the net revenue generated from commercial quantities of copper products produced from JCM as a result of the Stage 2 work program, until recoupment of the Stage 2 work program funding (subject only to payments by the Company owing under any existing royalty or streaming obligations). Once and if the Stage 2 work program funding is repaid, the Company retains any additional copper revenue. The assumptions used in the measurement of the liability are the Johnson Camp Mine life of mine production profile for Stage 2 and the discount rate.

Management and Nuton have agreed that Nuton will fund agreed upon direct and indirect costs of the Company for the Stage 2 Work Program pursuant to an approved by Nuton budget from May 15, 2024 for the duration of the Stage 2 Work Program. This has resulted in a decrease in the general and administrative costs of the company when compared to prior periods.

During the nine months ended September 30, 2025, $123,720 in Stage 2 funding was received. Of these amounts received, $95,007 million was recognized to the Nuton Stage 2 Payable and the residual balance of $28,713 million was allocated to deferred revenue. Management determined the fair value of the Stage 2 project payable at the time of receipt using a discount rate of 17%. Nuton controlled costs of $12,155 were incurred by Nuton for offsite development and assembly of specialized equipment that will be installed at Johnson Camp Mine. The Nuton controlled costs are also recoverable under the terms of the Stage 2 Work Program.

As of September 30, 2025, $1,091 has been recognized on a units of production basis in revenue, representing the value of the mining and processing services provided by the Company to Nuton. For the nine months ended September 30, 2025, a fair value loss was recognized through profit and loss of $9,889 based on the revaluation of the Nuton Stage 2 Payable to fair value at September 30, 2025 ($5,153 for the six months ended June 30, 2025).

11

GUNNISON COPPER CORP. (Formerly Excelsior Mining Corp.)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2025

(Expressed in thousands of United States dollars)

Effective September 30, 2025 the Company and Nuton signed an amendment to the Operating Agreement which changed the timing of Stage 2 Work Program funding from a gross to net basis.

While Nuton continues to fund 100% of the agreed direct and indirect costs for the Stage 2 Work Program (subject to their election to continue the program), under the revised net funding mechanism, the Company holds and uses 100% of the copper revenue generated (subject only to payments by the Company owing under any existing royalty or streaming obligations) to reduce the agreed upon expenditures on a quarterly basis. In the event expenditures are less than the net copper revenues, the Company is required to repay those amounts on quarterly basis. The timing of these estimated repayments form the basis of measurement of the Nuton Stage 2 Payable subsequent to the contract amendment on Sept 30, 2025. The assumptions used in the measurement of the liability continue to be the Johnson Camp Mine life of mine production profile for Stage 2 and the discount rate.

Management of the Company evaluated the terms of the amendment and determined it to be substantial modification of the existing Operating Agreement and therefore accounted for the change in terms as an extinguishment of the original liabilities and recognition of new financial liabilities. This amendment resulted in a reduction of the fair value of the Nuton Stage 2 payable of $110,237, as a result of the change in timing of cashflows which are now measured based on the net profitability of the Stage 2 Work Program, rather than based on expected total net revenues. The effects of the substantial modification have been allocated to deferred revenue, on the basis of the Company updating the variable cost of operating the Stage 2 Work Program and providing ongoing mining and processing services to Nuton.

Nuton Stage 2 Payable	September 30, 2025
Balance, beginning of period	$38,423
Recognized during the period	95,007
Modified due to amendment	(110,237)
Fair value loss on Nuton Stage 2 payable	9,899
Balance, end of period	$33,092

Current	-
Non current	33,092

Nuton Stage 2 - Deferred revenue	September 30, 2025	December 31, 2024
Balance, beginning of period	$7,134	$-
Recognized at time of receipt	28,713	7,134
Modified due to amendment	110,237
Recognized to revenue	(1,091)
Balance, end of period	$144,993	$7,134

Current	60,879	839
Non current	84,114	6,295

12

GUNNISON COPPER CORP. (Formerly Excelsior Mining Corp.)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2025

(Expressed in thousands of United States dollars)

Gunnison Sulfide Viability – Stage 1

On March 13, 2025, the Company received $3,000 from Nuton for a Stage 1 viability testing program of Nuton Technologies on sulfide mineralization at the Stage 1 Gunnison Program. The Stage 1 Gunnison Program will involve the collection and testing of samples from drill core from the Gunnison Copper Project. The samples will be analyzed by Nuton for the purpose of determining the suitability of the Gunnison Copper Project with Nuton Technologies.

The Company has accounted for the $3,000 as deferred income and will amortize the amount over the 22 months anticipated for the Stage 1 program on a straight-line basis. During the period, the Company recognized income of $939, relating to the amortization of the $3,000 payment received.

Gunnison Sulfide Viability - Stage 1 - Deferred Income	September 30, 2025	December 31, 2024
Balance, beginning of period	$-	$-
Recognized on inception	3,000	-
Deferred income	(939)	-
Balance, end of period	$2,061	$-

Current	452	-
Non current	1,609	-

9.	DERIVATIVE LIABILITIES

On October 30, 2018 the Company entered into an agreement for a $75,000 project financing package (collectively, the “Financing”) with Triple Flag Mining Finance Bermuda Ltd. (“Triple Flag”) for the purposes of developing the Gunnison Copper Project. The Financing consisted of a $65,000 copper metal stream (the “Stream”) and a concurrent $10,000 private placement of common shares of Gunnison (the “Equity Placement”).

Under the terms of the metals purchase and sale agreement (the “Stream Agreement”) between Triple Flag and Gunnison and its subsidiaries, Excelsior Arizona and Excelsior JCM, Triple Flag paid $65,000 against the future sale and delivery by Excelsior Arizona of a percentage of the refined copper production generated from the mining of oxide mineralization from Gunnison’s Projects owned at the time of executing the Stream Agreement. Gunnison will sell to Triple Flag a percentage of refined copper at a price equal to 25% of the copper spot price. The exact percentages of copper production to be sold to Triple Flag varies according to the total production capacity, based on a sliding scale.

The percentages applicable at certain production levels are detailed in the table below.

Scenario Description	Stage 1 (25M lbs/yr)	Stage 2 (75M lbs/yr)	Stage 3 (125M lbs/yr)
Stage 1 Upfront Deposit	16.50%	5.75%	3.50%

The stream obligation is recorded at fair value at each statement of financial position date as the Company has determined that the stream obligation is a derivative liability carried at fair value through profit or loss (FVTPL).

As at September 30, 2025 the fair value of the stream obligation was valued using a Monte Carlo simulation model. The significant assumptions developed by management used in the Monte Carlo simulation model included: the London Metal Exchange (LME) copper forward price curve, the long-term copper price volatility of 21.51% (December 31, 2024 – 20.86%), a discount rate which factors in the Company’s credit spread of 7.01% (December 31, 2024 – 7.17%) and the Johnson Camp Mine and Gunnison Copper Project life of mine production schedules and expectations including expansion plans and weighted probability of successfully achieving the production schedules.

13

GUNNISON COPPER CORP. (Formerly Excelsior Mining Corp.)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2025

(Expressed in thousands of United States dollars)

The Monte Carlo simulation model was prepared by an independent valuation specialist and the life of mine production schedules and expectations including expansion plans are based on the information compiled by qualified persons. The mine production assumptions used are as follows: (a) Gunnison Copper Project stream deliveries based on the open pit PEA published in Q4 2024 beginning in 2031 for an 18 year mine life with a probability weighting; (b) Johnson Camp Mine Stage 2 mine production beginning in 2025 for a five year mine life with a probability weighting, and (c) Johnson Camp Mine post-stage 2 production for a 13 year mine life with a probability weighting.

The following table summarizes the fair value of the stream obligation for the period ended September 30, 2025:

Stream	September 30, 2025
Fair value at December 31, 2024	$59,383
Loss during the period	22,880
Fair Value at September 30, 2025	$82,263

Current	7,051
Non current	75,212

As at September 30, 2025, the current portion of the stream derivative liabilities is $7,051.

10.	ASSET RETIREMENT OBLIGATION

The Company’s ARO represents management’s best estimate of the present value of costs that are expected to be incurred for mine closure and reclamation and rehabilitation costs for the previously pursued In-Situ Leaching Wellfield and JCM. The primary assumptions that affect the present value calculation are the inflation rate and the discount rate. For the update prepared as of September 30, 2025, the Company used a long term inflation rate of 2.0% (December 31, 2024 – 2.0%) and a discount rate of 4.71% (December 31, 2024 – 4.86%) in calculating the present value of the obligation. The current inflation rate used is based on target inflation rates set by the Federal Reserve. The discount rate is based on the treasury bond index.

As of September 30, 2025 the Company reviewed the assumptions used in the present value calculation for the projects and adjusted the obligation to $16,676 (December 31, 2024 – $14,916). The update resulted in a net increase, primarily due to changes in rates and accretion of $610.

For Gunnison Copper Project, the estimated undiscounted reclamation obligation related to the wellfield is $3,566 (December 31, 2024 - $3,566). The costs and activities are expected to begin in 3.25 years. As of September 30, 2025, the discounted reclamation obligation is $3,375.

For Johnson Camp Mine, the estimated undiscounted reclamation obligation is $20,360 (December 31, 2024 - $18,634). The costs and activities related to the leach pads are expected to begin the year after the final year of mine life and the other activities are expected to begin three years after the final year of mine life. The mine is expected to commence production in 2025 and is assumed to have a 15-year mine life. As of September 30, 2025, the discounted reclamation obligation is $13,301.

14

GUNNISON COPPER CORP. (Formerly Excelsior Mining Corp.)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2025

(Expressed in thousands of United States dollars)

Changes in the ARO for the year ended September 30, 2025 and the year ended December 31, 2024 are summarized below.

Asset Retirement Obligation	September 30, 2025	December 31, 2024
Balance, beginning of period	$14,916	$8,097
Change in Estimate	1,150	6,288
Accretion Expense	610	531
Balance, end of period	$16,676	$14,916

11.	DEBT

Nebari Credit Facility

On February 28, 2025, the Company and Nebari entered into a binding term sheet outlining additional amendments to the Amended and Restated Credit Agreement (“ARCA”). Subsequently, on April 24, 2025, both parties entered into the Second ARCA to formalize these amendments. The amendments provide for, amongst other matters, a suspension of principal amortization from February 1, 2025 until January 1, 2026, potential partial conversion to equity of up to US$6.25 million of the principal amount at a price equal to US$0.2097 (changed from CAD$0.30) (the “Conversion Price”), and a mechanism to repay a portion of the principal amount of the Second ARCA with proceeds to be received from sale of the previously announced 48C tax credits and through a potential refinancing process provide for an extension of the maturity date to June 30, 2026.

Management of the Company evaluated the terms of the Second ARCA with Nebari and determined it to be a substantial modification of the terms of the existing debt facility, and therefore accounted for the change in terms as an extinguishment of the original liability and the recognition of a new financial liability. A gain on extinguishment of the original debt of $505 was recognized in the condensed consolidated interim statement of loss.

The Second ARCA is comprised of a host loan and an embedded derivative liability related to the conversion option. The conversion option was determined to be an embedded derivative as the value of the conversion option changes in response to the Company’s share price and foreign exchange movements and therefore is not convertible into shares of the company on a fixed for fixed basis. The fair value of the Second ARCA in total was determined to be $13,750 at February 28, 2025, and the fair value of the conversion option was determined to be $280. The fair value of the conversion option was deducted from the aggregate fair value of the Second ARCA in arriving at the fair value of the host debt. The debt host liability is subsequently measured at amortized cost.

On March 27, 2025, the Company signed a side letter agreement with Nebari fixing the Conversion Price at CAD$0.30 per share. On execution of the Second ARCA on April 23, 2025, the conversion price became US$0.2097 This resulted in the conversion option being fixed on April 23, 2025. The Company treated this as an extinguishment of the liability as at April 23, 2025. The fair value at that time was $621 which has been recognized as a gain on extinguishment of debt.

15

GUNNISON COPPER CORP. (Formerly Excelsior Mining Corp.)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2025

(Expressed in thousands of United States dollars)

Changes in the debt for the three months ended September 30, 2025, and the year ended December 31, 2024, are summarized below.

Debt	Debt	Conversion Option	Total
Balance, beginning of period	$14,447	$-	$14,447
Recognized on Inception	14	-	14
Principal Repayment	(206)	-	(206)
Extinguishment of Debt	(14,255)	-	(14,255)
Issuance of new debt	13,470	280	13,750
Balance at February 28, 2025	$13,470	$280	$13,750
Change in fair value of conversion option	-	328	328
Accretion expense	20	-	20
Balance at March 31, 2025	$13,490	$608	$14,098
Change in fair value of conversion option	-	13	13
Accretion expense	-	-	-
Balance at April 23, 2025	$13,490	$621	$14,111
Change in fair value of conversion option	-	(621)	(621)
Accretion expense	122	-	122
Balance at September 30, 2025	$13,612	$-	$13,612

Current	13,612	$-	13,612
Non current	-	-	-

12.	DEBENTURES

On February 9, 2023, the Company closed a Debenture Offering (“First Debenture Offering”) and issued $3,000 principal amount of debentures. This debenture offering was subsequently amended on December 14, 2023. The terms of the debentures include:

●	a maturity date of September 30, 2026 (the “First Debenture Maturity Date”), with the principal amount, together with any accrued and unpaid interest, payable on the First Debenture Maturity Date, unless earlier converted in accordance with the terms;

●	the debentures bear interest at the rate of 10% per annum, which interest will be payable on the Maturity Date, unless earlier converted into common shares

●	the principal amount of the debentures is convertible into Common Shares at the option of the holder at a conversion price of USD$0.19 per Common Share;

●	the accrued and unpaid interest is convertible into Common Shares at a conversion price equal to the volume weighted average price of the Common Shares on the Toronto Stock Exchange for the five trading days prior to the date of conversion at the option of the holder; and

●	the debentures are unsecured.

The First Debenture Offering was accounted for as a compound financial instrument with a debt host and equity conversion feature. The fair value of the liability component was determined to be $2,128 with an effective interest rate of 21.2%, and the equity component was measured as the residual amount of $872.

16

GUNNISON COPPER CORP. (Formerly Excelsior Mining Corp.)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2025

(Expressed in thousands of United States dollars)

On December 14, 2023, the Company closed a Second Debenture Offering (the “Second Debenture Offering”) and issued $2,400 principal amount of debentures. The terms of the debentures include:

●	a maturity date of September 30, 2026 (the “Second Debenture Maturity Date”) and the principal amount, together with any accrued and unpaid interest, will be payable on the Second Debenture Maturity Date, unless earlier converted in accordance with their terms;

●	the debentures bear interest at the rate of 10.5% per annum plus the Rate Supplement, which interest will be payable on the Second Debenture Maturity Date, unless earlier converted into Common Shares;

●	subject to the receipt of disinterested shareholder approval from the holders of the Common Shares at a duly and validly called meeting (the “Shareholder Approval”), the principal amount of the debenture is convertible into Common Shares at the option of the holder (or at the option of the Company on 30 days prior notice) at a conversion price of USD$0.11405 per Common Share;

●	subject to receipt of the Shareholder Approval, the accrued and unpaid interest is convertible into Common Shares at a conversion price equal to the volume weighted average trading price on the Toronto Stock Exchange for the five trading days prior to the date of conversion; and

●	the debentures are unsecured.

The Shareholder Approval was received at the Company’s Annual General Meeting held on June 18, 2024.

The Second Debenture Offering was accounted for as a compound financial instrument with a debt host and equity conversion feature. On initial recognition, the fair value of the liability component was determined to be $2,011 with an effective interest rate of 19.6%, and the equity component was measured as the residual amount of $389. The amendment of the Nebari debt includes cross party agreements that defers the interest payments on the debentures to September 30, 2026.

Changes in the debentures for the nine months ended September 30, 2025, and the year ended December 31, 2024, are summarized below.

Debentures	September 30, 2025	December 31, 2024
Balance, beginning of period	$5,308	$4,330
Accretion	870	978
Balance at April 23, 2025	$6,178	$5,308

Current	6,178	600
Non current	-	4,708

13.	CAPITAL STOCK AND OTHER EQUITY RESERVES

Common Shares

The authorized share capital of the Company consists of an unlimited number of common shares with no par value and an unlimited number of non-voting common shares with no par value. As of September 30, 2025, there were 361,460,874 common shares outstanding and nil non-voting common shares outstanding.

On April 7, 2025, the Company closed the April 2025 Offering for aggregate gross proceeds of CAD$5.15 million through the issuance of 17,170,916 April 2025 Units, with each 2025 April 2025 Unit consisting of one common share and one-half of one common share purchase warrant at a price of CAD$0.30 (each a “April 2025 Warrant”). Each full April 2025 Warrant shall entitle the holder thereof to acquire one additional common share at a price of CAD$0.45 for a period of twenty-four (24) months from the closing date of the April 2025 Offering. The warrants have been accounted for as a derivative liability and valued using a Black Scholes model. At the time of issuance, the warrants were valued at $599. The stock price at the time of issuance was $0.24, the time to maturity was 24 months, the risk free rate of return was 3.87% and the annualized volatility was 107.39%. Share issuance costs associated with the April private placement were $285.

17

GUNNISON COPPER CORP. (Formerly Excelsior Mining Corp.)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2025

(Expressed in thousands of United States dollars)

On July 18, the Company closed the July 2025 Offering for aggregate gross proceeds of CAD$8.66 million through the issuance of 28,874,100 July 2025 Units, with each 2025 July 2025 Unit consisting of one common share and one common share purchase warrant at a price of CAD$0.30 (each a “July 2025 Warrant”). Each full July 2025 Warrant shall entitle the holder thereof to acquire one additional common share at a price of CAD$0.45 for a period of twenty-four (24) months from the closing date of the July 2025 Offering. The warrants have been accounted for as a derivative liability due to the warrants being in CAD and the functional currency of the Company being in USD. The warrants are valued using a Black Scholes model. At the time of issuance, the warrants were valued at $2,399. The stock price at the time of issuance was $0.27, the risk free rate of return used was 4.08% and the annualized volatility was 103.39%. Share issuance costs associated with the private placement were $515.

There were no dilutive shares for the period ended September 30, 2025 (December 31, 2024 – nil).

Warrants

During the nine months ended September 30, 2025, 40,182,797 warrants were issued with an exercise price of CAD$0.45. The warrants have expiry dates ranging from April 4, 2027, to July 18, 2028.

At September 30, 2025, the warrants were valued at $4,650, a corresponding loss of $1,652 has been recognized in the financial statements. The stock price at the time of revaluation was $0.36, the risk free rate of return used was 3.68% and the annualized volatility was 99.07%.

	Number of Warrants	Weighted average Exercise Price (CAD$)
Outstanding, December 31, 2024	-
Granted	40,182,797	$0.45
Exercised	-	-
Expired	-	-
Outstanding, September 30, 2025	$40,182,797	$0.45
Exercisable, September 30, 2025	-

Stock Options

The Company’s stock option plan (the “Plan”) provides for the grant of incentive stock options to employees, consultants, officers, and directors of the Company. The Plan reserves for issuance, along with the Company’s other Security-Based Compensation Plans, a maximum of 10% of the issued and outstanding Common Shares at the time of a grant of options.

Options granted under the Plan have a maximum term of ten years. The exercise price of the options is determined by the Board of Directors and is not less than the closing price of the common shares on the last trading day prior to the date the options are granted. The vesting terms are at the Board of Directors’ discretion.

The Plan is an evergreen plan which provides that if any option has been exercised, then the number of common shares into which such option was exercised shall become available to be issued upon the exercise of options subsequently granted under the Plan. The Plan will operate in conjunction with the Restricted Share Unit Plan (the “RSU Plan”) and the Performance Share Unit Plan (the “PSU Plan”). The Stock Option Plan, RSU Plan and PSU Plan are collectively referred to as the “Security-Based Compensation Plans”.

18

GUNNISON COPPER CORP. (Formerly Excelsior Mining Corp.)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2025

(Expressed in thousands of United States dollars)

The following is a summary of stock option activity for the nine months period ended September 30, 2025, and the year ended December 31, 2024:

	Number of Options	Weighted average Exercise Price (CAD$)
Outstanding, December 31, 2023	18,820,000	$0.53
Granted	3,500,000	$0.15
Expired	(3,245,000)	$1.02
Outstanding, December 31, 2024	19,075,000	$0.38
Granted	15,595,000	$0.30
Expired	(7,990,000)	$0.55
Outstanding, September 30, 2025	26,680,000	$0.28
Exerciseable, September 30, 2025	9,335,000	$0.30

During the nine months period ended September 30, 2025 no stock options were exercised.

As of September 30, 2025 the following stock options were outstanding and exercisable:

Outstanding	Exercisable		Exercise Price	Remaining life (years)	Expiry Date
185,000	185,000	CAD$	$0.820	0.44	Sunday, March 8, 2026
50,000	50,000	CAD$	$0.270	0.47	Friday, March 20, 2026
300,000	300,000	CAD$	$0.740	0.50	Tuesday, March 31, 2026
535,000	535,000	CAD$	$0.410	1.25	Thursday, December 31, 2026
650,000	650,000	CAD$	$0.270	1.59	Sunday, May 2, 2027
200,000	200,000	CAD$	$0.230	1.59	Sunday, May 2, 2027
5,665,000	5,665,000	CAD$	$0.260	2.34	Tuesday, February 1, 2028
3,500,000	1,750,000	CAD$	$0.150	3.93	Monday, September 3, 2029
10,595,000	-	CAD$	$0.300	4.52	Sunday, April 7, 2030
3,000,000	-	CAD$	$0.300	4.62	Tuesday, May 14, 2030
1,500,000	-	CAD$	$0.300	4.83	Tuesday, July 30, 2030
500,000	-	CAD$	$0.300	4.83	Wednesday, July 31, 2030
26,680,000	9,335,000

The fair value of stock options is determined by the Black-Scholes Option Pricing Model with assumptions for the risk-free interest rate, dividend yield, expected volatility, forfeiture rate, and expected life of the options. During the nine months ended September 30, 2025, the company issued 15,595,000 stock options at a fair value of $2,213. The risk-free rate for these options ranged from 2.26% to 3.03%. The dividend yield was 0.00%. The expected volatility ranged from 77.05% to 77.55%. The forfeiture rate ranged from 9.337% to 9.99% and the vesting terms of the options is 24 months from the grant date.

The Company recognized share-based compensation costs of $870 for the nine months ended September 30, 2025 (September 30, 2024 - $253) of which $10 (September 30, 2024 – $7) was included in cost of sales. The Company recognized share-based compensation costs of $751 for the three months ended September 30, 2025 (September 30, 2024 - $73) of which nil (September 30, 2024 – $nil) was included in cost of sales.

19

GUNNISON COPPER CORP. (Formerly Excelsior Mining Corp.)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2025

(Expressed in thousands of United States dollars)

14.	REVENUES

The summary for revenues for the three and nine months ended September 30, 2025 and 2024 are summarized below:

	Three months ended September 30		Nine months ended September 30,
	2025	2024	2025	2024
Copper sales	$1,643	$-	$2,049	$952
Deferred revenue - Nuton	1,091	-	1,091	-
Limestone and rock products	128	122	405	321
Revenues	$2,862	$122	$3,545	$1,273

Limestone and rock products in the comparative period have been reclassed to the revenues to align with the current year presentation.

15.	EXPENSES BY NATURE

The summary for cost of sales for the three and nine months ended September 30, 2025 and 2024 are summarized below.

	Three months ended September 30		Nine months ended September 30,
	2025	2024	2025	2024
Production costs	$3,291	$-	$3,765	$2,600
Royalties and selling costs	281	-	585	180
Inventory Valuation Adjustment	4,876	-	5,148	-
Cost of Sales	$8,448	$-	$9,498	$2,780

16.	RELATED PARTY TRANSACTIONS

Related parties and related party transactions are summarized below.

Key Management Personnel

Key management personnel include those persons having authority and responsibility for planning, directing and controlling the activities of the Company. The Company has determined that key management personnel consists of the Company’s Board of Directors and corporate officers, including the Company’s Chief Executive Officer and President, SVP Business Development, SVP/Chief Financial Officer, and Corporate Secretary.

Remuneration attributed to key management personnel is summarized as follows:

	Three Months ended September 30		Nine months ended September 30
	2025	2024	2025	2024
Salaries, fees and benefits	$514	285	$1,013	$1,101
Share-based compensation	742	73	752	224
Total	$1,256	$358	$1,765	$1,325

Salaries, fees and benefits to key management includes all salaries, bonuses, fees, and other employment benefits, pursuant to contractual employment agreements, consultancy or management services arrangements.

As of September 30, 2025, amounts accrued and due to key management personnel and other related parties include the following:

●	Directors and Officers - $158 (December 31, 2024 - $145)

20

GUNNISON COPPER CORP. (Formerly Excelsior Mining Corp.)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2025

(Expressed in thousands of United States dollars)

17.	FINANCING EXPENSES

Financing expenses for the nine months ended September 30, 2025, and 2024 are summarized below.

	Three months ended September 30,		Nine months ended September 30,
Financing Expenses	2025	2024	2025	2024
Nebari debt interest	$571	$586	$1,649	$1,786
ARO accretion	188	191	610	509
Debenture accretion	309	252	871	713
Nebari debt accretion	61	68	155	226
Insurance financing interest	2	14	8	38
Lease interest	4	5	12	16
Total	$1,135	$1,116	$3,305	$3,288

18.	SEGMENTED INFORMATION

The Company operates in two reportable operating segments in the United States: (a) Gunnison Copper Project and (b) Johnson Camp Mine cash generating units. Corporate and other activities include the Company’s exploration activities. Corporate activities are not considered a segment and are included as a reconciliation to total consolidated results. Accounting policies for each reported segment are the same as those of the Company. Results from operating activities represents the profit earned by each segment without allocation of corporate costs. This is the measure reported to the chief operating decision-maker, Gunnison’s President and Chief Executive Officer, for the purposes of resource allocation and the assessment of segment performance. Total assets and liabilities do not reflect intercompany balances, which have been eliminated on consolidation.

21

GUNNISON COPPER CORP. (Formerly Excelsior Mining Corp.)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2025

(Expressed in thousands of United States dollars)

	Three months ended September 30, 2025
	Gunnison Copper Project	Johnson Camp Mine	Corporate & Other	Total
Revenue	$-	$(2,862)	$-	$(2,862)
Cost of Sales	-	8,448	-	8,448
Gross Profit (loss) from Mine Operations	-	5,586	-	5,586
Operating Expenses	1,268	247	1,447	2,962
Operating Profit (loss)	1,268	5,833	1,447	8,548
Loss (gain) on derivative at fair value	2,639	4,496	-	7,135
Financing expense	-	193	942	1,135
Interest income	-	(78)	(34)	(112)
Unrealized gain on foreign exchange	(1)	-	660	659
Fair value loss on Nuton Stage 2 payable	-	4,743	-	4,743
Gain on Extinguishment of Debt	-	-	-	-
Other (income)	(99)	887	3	791
Loss and comprehensive loss for the period	$3,807	$16,074	$3,018	$22,899

	Nine months ended September 30, 2025
	Gunnison Copper Project	Johnson Camp Mine	Corporate & Other	Total
Revenue	$-	$(3,545)	$-	$(3,545)
Cost of Sales	-	9,498	-	9,498
Gross Profit (loss) from Mine Operations	-	5,953	-	5,953
Operating Expenses	2,339	28	2,851	5,218
Operating Profit (loss)	2,339	5,981	2,851	11,171
Loss (gain) on derivative at fair value	10,130	14,402	-	24,532
Financing expense	-	683	2,622	3,305
Interest income	-	(603)	(85)	(688)
Unrealized gain on foreign exchange	(1)	-	1,073	1,072
Fair value loss on Nuton Stage 2 payable	-	9,899	-	9,899
Gain on extinguishment of Debt	-	-	(1,126)	(1,126)
Other (income)	(375)	(981)	(27)	(1,383)
Loss and comprehensive loss for the period	$12,093	$29,381	$5,308	$46,782

	September 30, 2025
	Gunnison Copper Project	Johnson Camp Mine	Corporate & Other	Total
Cash	$3,122	$13,837	$5,798	$22,757
Current Assets	168	23,113	9,412	32,693
Property, plant and equipment	16,457	207,620	132	224,209
Total Assets	22,567	244,387	585	267,539
Current Liabilities	256	94,532	19,123	113,911
Total Liabilities	38,906	263,659	25,330	327,895

22

GUNNISON COPPER CORP. (Formerly Excelsior Mining Corp.)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2025

(Expressed in thousands of United States dollars)

	Three months ended September 30, 2024
	Gunnison Copper Project	Johnson Camp Mine		Corporate & Other	Total
Revenue	$-	$(122	)-	$-	$(122)
Cost of Sales	-	-		-	-
Gross Profit (loss) from Mine Operations	-	(122)		-	(122)
Operating Expenses	112	321		601	1,034
Operating Profit (loss)	112	199		601	912
Loss (gain) on derivative at fair value	5,577	7,594		-	13,171
Financing expense	-	864		252	1,116
Interest income	-	(2)		(51)	(53)
Unrealized gain on foreign exchange	-	-		(2)	(2)
Fair value loss on Nuton Stage 2 payable	-	-		-	-
Gain on Extinguishment of Debt	-	-		-	-
Other (income)	-	(196)		-	(196)
Loss and comprehensive loss for the period	$5,689	$8,459		$800	$14,948

	Nine months ended September 30, 2024
	Gunnison Copper Project	Johnson Camp Mine	Corporate & Other	Total
Revenue	$-	$(1,273)	$-	$(1,273)
Cost of Sales	-	2,780	-	2,780
Gross Profit (loss) from Mine Operations	-	1,507	-	1,507
Operating Expenses	167	593	2,112	2,872
Operating Profit (loss)	167	2,100	2,112	4,379
Loss (gain) on derivative at fair value	14,395	19,601	-	33,996
Financing expense	-	2,575	713	3,288
Interest income	-	(5)	(137)	(142)
Unrealized gain on foreign exchange Fair value	-	-	(3)	(3)
loss on Nuton Stage 2 payable Gain on	-	-	-	-
Extinguishment of Debt	-	-	-	-
Other (income)	-	(309)	-	(309)
Loss and comprehensive loss for the period	$14,562	$23,962	$2,685	$41,209

	December 31, 2024
	Gunnison Copper Project	Johnson Camp Mine	Corporate & Other	Total
Cash	$483	$6,804	$962	$8,249
Current Assets	483	14,194	1,012	15,689
Property, plant and equipment	16,444	95,462	4	111,910
Total Assets	16,927	117,145	3,860	137,932
Current Liabilities	92	34,268	4,188	38,548
Total Liabilities	29,358	109,914	20,562	159,834

19.	CAPITAL MANAGEMENT

The Company manages its capital structure and makes adjustments based on the funds available to the Company, in order to support the acquisition, exploration and evaluation, and development of mineral properties. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management to sustain future development of the business.

In the management of capital, the Company considers components of equity and debt.

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GUNNISON COPPER CORP. (Formerly Excelsior Mining Corp.)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2025

(Expressed in thousands of United States dollars)

The properties in which the Company currently has an interest are in the development and production ramp up stage. The Company has previously obtained financing for the development and construction and ramp up activities of the Gunnison Copper Project in the form of the Stream, Equity Placements, and Debentures discussed in notes 8, 12 and 13. The Company will continue to assess new properties and seek to acquire an interest in additional properties if it feels there is sufficient geologic or economic potential and if it has adequate financial resources to do so.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.

In accordance with the Second ARCA the Company is required to maintain a minimum cash balance of $1,000 (net of cash provided by Nuton for the Stage 2 Work Program). The minimum cash balance is defined in the Second ARCA to include cash and cash equivalents, plus accounts receivable from the sale of copper cathode and copper cathode inventory as reported on the Company’s balance sheet. In the event that the minimum cash balance is less than $1,000 at any monthly reporting date then there is a 60-day cure period allowed.

20.	FINANCIAL INSTRUMENTS

The Company has exposure to a variety of financial risks: market risk (including currency risk, interest rate risk and commodity price risk), credit risk and liquidity risk from its use of financial instruments.

This note presents information about the Company’s exposure to each of these risks, the Company’s objectives, policies and processes for measuring and managing risk, and the Company’s management of capital. Risk management is the responsibility of management and is carried out under policies approved by the Board of Directors. Material risks are monitored and are regularly discussed with the Audit Committee and Board of Directors.

Market risk

Market risk is the risk that changes in market price, such as foreign exchange rates and interest rates will affect the Company’s cash flows or value of its financial instruments.

Currency risk

The Company is subject to currency risk on financial instruments which are denominated in currencies that are not the same as the functional currency of the entity that holds them. Exchange gains and losses relating to these financial instruments would impact earnings (loss).

The Company is exposed to currency risk through cash and cash equivalents, accounts payable and accrued liabilities which are denominated in CAD$. The balances in these accounts are not significant, therefore, the Company’s exposure to currency risk is considered minimal. The Company has not hedged its exposure to currency fluctuations at this time.

Interest rate risk

The Company is subject to interest rate risk with respect to its investments in cash and cash equivalents and the stream obligation. The Company’s current policy is to invest excess cash in guaranteed investment certificates issued by its Canadian banking institution. The Company periodically monitors the investment it makes and is satisfied with the credit ratings of its banks.

The Company’s outstanding debt obligations are at fixed interest rates (except the Nebari loan and Second Debenture Offering - see below) and accounted for on the basis of amortized cost. Therefore, the carrying value of the Company’s debt is not exposed to changes in market interest rates. The Nebari loan and Second Debenture Offering are fixed at 10.5% per annum plus the greater of the forward-looking secured overnight financing rate (administered by CME Group Benchmark Administration Limited or a successor administrator) for a term of 3 months or 1.5%.

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GUNNISON COPPER CORP. (Formerly Excelsior Mining Corp.)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2025

(Expressed in thousands of United States dollars)

A 1% increase in the rate supplement for the Nebari loan would increase interest payments $8/mo, whereas a 1% decrease in the rate supplement would decrease the Nebari interest payments $8/mo.

A 1% increase in the rate supplement for the Second Debenture Offering would increase interest payments $2/mo, whereas a 1% decrease in the rate supplement would decrease the Second Debenture Offering interest payments

$2/mo.

Commodity price risk

The Company is subject to commodity price risk from fluctuations in the market prices for copper. Commodity price risks are affected by many factors that are outside the Company’s control including global or regional consumption patterns, the supply of and demand for metals, speculative activities, the availability and costs of metal substitutes, inflation, and political and economic conditions. The financial instrument impacted by commodity prices is the Stream obligation.

A 10% increase in the market price of copper would increase derivative liabilities by $1,778, whereas a 10% decrease in the market price of copper would decrease derivative liabilities by $2,243.

Credit risk

Credit risk is the risk of potential loss to the Company if the counterparty to a financial instrument fails to meet its contractual obligations. The Company’s credit risk is primarily attributable to its liquid financial assets including cash and cash equivalents, and restricted cash.

The Company limits its exposure to credit risk on financial assets through investing its cash and cash equivalents with reputable North American financial institutions.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company’s objective in managing liquidity risk is to maintain sufficient liquidity to meet its liabilities when due. The Company manages liquidity risk by monitoring actual and projected cash flows and matching the maturity profile of its financial assets and liabilities. Cash flow forecasting is performed regularly. The Company also holds surety bonds to support future environmental obligations. Liquidity is further discussed in note 1 – Nature of Operations and Going Concern.

The Company has the following guaranteed commitments and contractual obligations as of September 30, 2025:

Contractual Obligations	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Accounts Payable and Accrued Liabilities	$20,100	$20,100	$-	$-	$-
Nuton Stage 2 payable	33,092	-	33,092	-	-
Lease Liabilities	166	138	28	-	-
Insurance Liabilities	76	76	-	-	-
Debentures	7,553	7,553	-	-	-
Debt	15,273	15,273	-	-	-
Total Contractual Obligations	$76,260	$43,140	$33,120	$-	$-

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GUNNISON COPPER CORP. (Formerly Excelsior Mining Corp.)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2025

(Expressed in thousands of United States dollars)

As of September 30, 2025, the Company has cash and cash equivalents of $22,757 to settle current liabilities of $113,911, which includes $71,755 in Nuton payables based off the current copper production forecast and $9,807 in Accounts Payables related to Nuton project costs.

Fair value estimation

The Company’s financial assets and liabilities are measured and recognized according to a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities and the lowest priority to unobservable inputs.

The three levels of the fair value hierarchy are as follows:

Level 1:	Quoted prices in active markets for identical assets or liabilities that the Company is able to access at the measurement date.

Level 2:	Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

Level 3:	Inputs for the asset or liability that are not based on observable market data.

The carrying values of cash and cash equivalents, receivables, restricted cash, accounts payable and accrued liabilities, debt and amounts due to related parties approximate their fair values due to the short-term maturity of these financial instruments. Derivative liabilities and Nuton Stage 2 payable are Level 3.

As of September 30, 2025	Carrying value	Fair Value
	FVTPL	Level 1	Level 2	Level 3
Financial Liabilities
Derivative liabilities	$86,913	$-	$-	$86,913
Nuton Stage 2 payable	33,092	-	-	33,092
	$120,005	$-	$-	$120,005

21.	SUBSEQUENT EVENTS

On October 8, 2025, the Company announced Nebari’s intention to convert the $6,250 secured debt in tranches of $500 at a time and sell the shares into the market. As of the date that the financial statements were authorized for issue they have converted $1,000 thereby reducing the secured debt to $12,612 from $13,612.

On October 16, 2025, the Company received $22,436 in funding from Nuton for upcoming Stage 2 construction costs.

On October 31, 2025, the company closed a non-brokered private placement (the “October 2025 offering”) for aggregate proceeds of CAD$13,262 for 29,471,702 units (the “October 2025 Units”) at a price of CAD $0.45 per unit. Each October 2025 Unit consists of one common share of the Company and one-half of one common share purchase warrant (each whole warrant, a “October 2025 Warrant”). Each October 2025 Warrant will entitle the holder thereof to purchase one common share at a price of C$0.65 at any time for a period of 36 months following the issue date.

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